Exhibit 99.51

CANOPY GROWTH EXPANDS EUROPEAN FOOTPRINT WITH SPECTRUM DENMARK

September 21, 2017

SMITHS FALLS, ON AND ROENDE, DENMARK—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce that it has established a binding strategic partnership in the emerging Danish market as part of its systematic expansion plan in Europe. Spectrum Denmark ApS (“Spectrum Denmark”) will be a joint venture between Canopy Growth and Danish Cannabis ApS (“Danish Cannabis”) which will serve the needs of Danish medical cannabis patients with Spectrum’s proven products.

1 Hershey Fr. Smiths Falls, ON K7A 0A8 (855) 558 9333 x 122 invest@canopygrowth.com www.canopygroth.com

Danish parliament recently passed legislation that paves the way for legal medicinal cannabis sales to begin January 1, 2018. To date, patient access to cannabis in Denmark has been limited to the sale of costly handmade compounds available from a single pharmacy. Canopy Growth is confident that the production and formulation model it has built in Canada will lead to clear consumer preference for Spectrum’s oil and dried cannabis products.

Spectrum is named for the industry first strain classification system which simplifies the dialogue around strength and dosage by categorizing medical cannabis according to THC and CBD levels using a straightforward colour-coded guide. Spectrum Denmark follows the launch of Spektrum Cannabis GmbH in Germany and Spectrum Chile SpA, where, like Denmark, physician education and customer education on medical cannabis are in their infancy.

“International market opportunities are emerging quickly and Canopy has the experience and expertise to turn these opportunities into greater shareholder value,” said Bruce Linton, Chairman & CEO, Canopy Growth. “Our approach is clear: establishing the brands, infrastructure and people in a systematic manner to ensure success across numerous federally-legal geographies. With Spectrum in particular, our goal is to redefine what a global medical cannabis producer looks like in the minds of doctors, regulators, and patients.”

“Leveraging the knowledge of the world’s most experienced and largest cannabis company, we will soon be able to serve the Danish market with safe, high quality medical cannabis products,” said Lars Thomassen, Danish Cannabis. “This will enable us to run clinical trials on a broad variety of indications and engage in medical outreach efforts as Canopy has done so effectively in Canada. We will also begin, in earnest, to establish the production infrastructure necessary to serve Denmark as legally permitted.”

The strength of the existing Danish team, made up of experienced entrepreneurs with substantial hemp production, consumer packaged goods, and brand positioning experience, will allow Spectrum to drive the national conversation around cannabis legalization, while integrating with other Canopy Growth companies around the world to meet global cannabis demand.

A principal in Danish Cannabis, Moellerup Estate, has for years been one of the largest hemp producers in Europe. Moellerup Brands include a wide range of hemp food products from gin, beer, granola, oil, to flour, cosmetics and hemp for CBD oil production.

As part of the arrangement, Canopy Growth will provide an initial capital commitment of $10 million to be released in tranches. In addition, the Company will also issue up to 1,906,214 common shares in the corporation subject to meeting defined milestones.

This transaction has been conditionally approved by the TSX.

Here’s to Future Growth.

Contact:

Jordan Sinclair
Director of Communications Jordan@canopygrowth.com 613-769-4196

Investor Relations Tyler Burns
Tyler.burns@canopygrowth.com 855-558-9333 ex 122

Director: Bruce Linton tmx@canopygrowth.com

About Moellerup Estate

Moellerup Estate a farm dating back to 1286 is today apart from a traditional farm diversified into hemp food products, a hemp skincare division, Advance Nonwowen, insulation and textile boards and Danish Cannabis. https://moellerup.com

About Danish Cannabis

The vision of Danish Cannabis is to produce medical cannabis, the natural medicine, In all its relevant forms the best, safest and cheapest way possible while we help establish the needed evidence for medical cannabis.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.